COLORS Worldwide Inc.



ANNUAL REPORT

5757 W Century Blvd Suite 816

Los Angeles, CA 90045

0

https://www.rnbonly.com/

This Annual Report is dated April 23, 2021.

BUSINESS

The company was formed in 2015 under the name Colors Party Holdings Inc. The company changed its name in 2016 to Colors Worldwide Inc. and created R&B ONLY. The name change/rebranding was done because we did not want to limit the company to a party. We wanted our events to be high production shows and expand to other offerings.

Colors Worldwide Inc. is an entertainment production company. Our main product, R&B ONLY, consists of live, in-person and digital events. Our current revenue streams are ticket and merchandise sales.

R&B ONLY's mission is to amplify the entire genre of R&B. We are expanding our offerings from solely live events into an ecosystem that includes media, albums, merchandise, and an educational/community platform. This expansion will take place concurrently with the growth of our live events business.

Our future revenue streams will consist of ticket sales (a hybrid of in-person and digital events), merchandise sales (complete overhaul and diversification of our current products), intellectual property licensing, paid subscriptions, and advertising sales.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

Between 2020 and 2019, we sold zero shares of common stock in exchange for $0 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $2,234,745 compared to fiscal year 2018 revenue of $1,994,167. In 2018, our focus was to discover where our top markets were for live shows. We sold more paid tickets at lower prices. In 2019, we sold 19% less paid tickets but increased our ticket prices which resulted in higher gross revenue.

Cost of sales

Cost of sales in 2019 was $777,245 compared to $517,939 in 2018. We increased our sales and marketing spend to discover new markets in the US and internationally that our live shows would be successful in.

Gross margins

Our gross profit in 2019 was $-736,400 compared to $-2,517 in 2018. The decrease in gross profit was due to a significant increase in operating loans and sales and marketing expenses.

Expenses

The Company's expenses consist of, among other things, employee and independent contractor compensation, sales and marketing costs, travel and lodging for staff, and office rent. Expenses in 2019 were $2,900,674 compared to $1,996,684 in 2018. The increase was due to new office space, new hires, operating loans, and increased sales and marketing costs.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,120,713 compared to fiscal year 2019 revenue of $2,234,745. The majority of our revenue in 2020 was generated from January through March. We increased ticket prices, negotiated better deals with venues, and lowered advertising costs. This resulted in our highest first quarter revenue in company history. In March of 2020, COVID-19 regulations were put in place that paused our main revenue stream of in-person, live show ticket sales. Based on our revenue through March 2020, we were expecting to generate 43% more than our revenue in 2019. The remaining months of 2020 forced us to adapt to a new business model and we were able to generate revenue through new show concepts such as livestreams, drive-ins, and socially distanced shows.

Cost of sales

Cost of sales in 2020 was $216,788 compared to $777,245 in 2019. The decrease was a result of more efficient advertising spending as well as COVID-19 pausing the need of sales and marketing spend for live shows.

Gross margins

Our gross profit in 2020 was $-52,624 compared to $-736,400 in 2019. This increase was due to an increase in revenue early in the year as well as a decrease in total operating expenses.

Expenses

The Company's expenses consist of, among other things, employee and independent contractor compensation, sales and marketing expenses, travel and lodging for staff, and office rent. Expenses in 2020 were $1,009,670 compared to $2,900,674 in 2019. The decrease in expenses was due to a decrease in overall production, marketing, and operations as a result of COVID-19.

Historical results and cash flows:

Specifically for our in-person, live show business, advertising/marketing costs and venue rental costs were the most cash-flow intensive areas. Historically, we operated by generating revenue from our live shows and receiving loans. This will differ in the near future due to a decrease in the need for venue rental deposits and lower spend on advertising/marketing. We are also planning on diversifying our income streams outside of live events in areas that are much less cash flow intensive.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $4,525.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Celtic Bank

Amount Owed: $200,000.00

Interest Rate: 51.17%

The repayment amount of $241,800 (includes interest expenses of $41,800) should be repaid in 39 weekly installments of 6,200. As of December 31, 2020, and December 31, 2019, the the outstanding balance of this loan is in the amount of $37,278 and $106,978 and entire amount is classified as current liabilities.

Creditor: City National Bank

Amount Owed: $31,820.00

Interest Rate: 1.0%

Maturity Date: April 23, 2022

Creditor: US Small Business Administration

Amount Owed: $153,900.00

Interest Rate: 3.75%

Maturity Date: June 13, 2050

Creditor: Live Nation Worldwide, Inc

Amount Owed: $500,000.00

Interest Rate: 0.0%

Maturity Date: September 21, 2022

Live Nation loaned the company a sum of $500,000 to cover cash flow for the sixty CWI Event to be presented in Live Nation venues during the term, including covering of overheads and company's expenses, all subject to Live Nation express written approval. During the term, the company shall present no fewer than 30 live entertainments per each calendar year at Live Nation Venues. If Colors Worldwide fails to present a minimum 60 CWI events, before the expiration of the term, then Live Nation's option (1) CWI will be permitted to make up the New Nation CWI Even count shortfall in subsequent Event Financing Agreement entered into by the Parties on the same terms set forth in this Agreement or (2) CWI shall present and perform the Live Nation Venue CWI Even count shortfall in Live Nation Venues over the subsequent 12 months following the expiration of the term. The company shall pay to Live Nation 100% of un-repaid amount of the loan immediately upon conclusion of the Term, unless otherwise mutually agreed by the parties in writing. The term of this agreement shall begin on the effective date and continue until the date of the second anniversary of the Effective date, unless otherwise terminated. Live nation shall retain 100% of all ancillary revenue associate with CWI events, including without limitation, all revenue from the sale of food and beverage. As of December 31, 2020, and December 31,2019, the outstanding balance of this loan is in the amount of $500,000, is classified as the non-current portion.

Creditor: Play Hard Media/Jabari Johnson

Amount Owed: $19,000.00

Interest Rate: 0.0%

Creditor: Victoria Freeman

Amount Owed: $19,000.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jabari Johnson

Jabari Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder/CEO

Dates of Service: January 08, 2015 - Present

Responsibilities: Strategy and innovation, management, and marketing. Jabari Johnson does not receive a set yearly salary. He is compensated via payments from the company occasionally. There is no formal arrangement. He had an average annual salary of $40,139.02 from 2016-

2018. There was no salary from 2019-2020. He had an average annual draw from the company of $8,068 from 2015-2020.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Jabari Johnson

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Jabari Johnson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson.

Material Terms: No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of January 28, 2021 the outstanding balance of this loan is in the amount of $25,200.

OUR SECURITIES

Our authorized capital stock consists of 2,000,000 shares of common stock, par value $2.50 per share. As of December 31, 2020, 100- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

COLORS Worldwide Inc.

By   /s/ *Jabari Johnson*

     Name: Jabari Johnson

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

COLORS WORLDWIDE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Colors Worldwide, Inc.
Culver City, California

We have reviewed the accompanying financial statements of Colors Worldwide, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 28, 2021
Los Angeles, California

COLORS WORLDWIDE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	4,525	$	8,441
Prepaids and other current assets		17,947		-
Total current assets		**22,472**		**8,441**
Property and equipment, net		54,486		85,557
Total assets	$	**76,958**	$	**93,998**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	221,549	$	319,581
Credit Card		84,992		178,309
Sale of Future Receipt		229,117		42,888
Current portion of Loan Payable		58,318		106,978
Other current liabilities		2,145		2,365
Total current liabilities		**596,121**		**650,121**
Loans Payable		702,680		575,080
Total liabilities		**1,298,801**		**1,225,200**
STOCKHOLDERS EQUITY				
Common Stock		44,351		44,351
Owner's Draw		(268,102)		(230,085)
Retained earnings/(Accumulated Deficit)		(998,093)		(945,469)
Total stockholders' equity		**(1,221,844)**		**(1,131,202)**
Total liabilities and stockholders' equity	$	**76,958**	$	**93,998**

See accompanying notes to financial statements.

COLORS WORLDWIDE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	1,120,713	$	2,234,745
Operating expenses				
General and administrative		792,883		2,123,430
Sales and marketing		216,788		777,245
Total operating expenses		1,009,670		2,900,674
Operating income/(loss)		111,043		(665,929)
Interest expense		164,347		59,527
Other Loss/(Income)		(1,083)		1,616
Income/(Loss) before provision for income taxes		(52,221)		(727,072)
Provision/(Benefit) for income taxes		403		9,328
Net income/(Net Loss)	$	(52,624)	$	(736,400)

See accompanying notes to financial statements.

COLORS WORLDWIDE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Owner's Draw	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2018	**100**	**$ 44,351**	**$ (154,161)**	**$ (209,068)**	**$ (318,878)**
Owner's Draw during the year	-	-	(75,925)		(75,925)
Net income/(loss)				(736,400)	(736,400)
Balance—December 31, 2019	100	$ 44,351	(230,085)	$ (945,469)	$ (1,131,202)
Owner's Draw during the year	-	-	(38,017)		(38,017)
Net income/(loss)				(52,624)	(52,624)
Balance—December 31, 2020	**100**	**$ 44,351**	**$ (268,102)**	**$ (998,093)**	**$ (1,221,844)**

See accompanying notes to financial statements.

COLORS WORLDWIDE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(52,624)	$	(736,400)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		23,236		24,803
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(17,947)		3,972
Accounts payable and accrued expenses		(98,031)		241,561
Credit Cards		(93,317)		31,113
Other current liabilities		(221)		2,365
Net cash provided/(used) by operating activities		**(238,904)**		**(432,587)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,326)		(55,743)
Sale of property and equipment		9,161		
Net cash provided/(used) in investing activities		**7,835**		**(55,743)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans Payable		78,941		583,633
Sale of Future Receipt		186,230		(42,755)
Owner's Draw		(38,017)		(75,925)
Net cash provided/(used) by financing activities		**227,153**		**464,954**
Change in cash		(3,916)		(23,376)
Cash—beginning of year		8,441		31,816
Cash—end of year	$	**4,525**	$	**8,440**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	164,347	$	59,527
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

COLORS WORLDWIDE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1. NATURE OF OPERATIONS

Colors Worldwide, Inc. was originally incorporated on January 8, 2015 in the state of California under the name Colors Party Holdings, Inc. On April 11,2016 the company changed its name to Colors Worldwide, Inc. The financial statements of Colors Worldwide, Inc.(which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California.

The Company's mission is to amplify the entire genre of R&B. We are expanding our offerings from solely live events into an ecosystem that includes media, albums, merchandise, and an educational/community platform. This expansion will take place concurrently with the growth of our live events business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

COLORS WORLDWIDE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Category	Useful Life
Furniture and fixtures	5 years
LED Screen	5 years
Projector	5 years
Truck	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Colors Worldwide, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies. During fiscal years 2020 and 2019, the Company incurred $402 and $9,328 in state income taxes, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its services and products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The company's current revenue streams consist of ticket sales (a hybrid of in-person and digital events), and merchandise sales. Its planned future revenue streams will also add intellectual property licensing, paid subscriptions, and advertising sales.

COLORS WORLDWIDE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 28, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. As of December 31, 2020, Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Other prepaid assets	16,990	-
Prepaids payroll	956	
Total Prepaids Expenses and other Current Assts	$ 17,947	$ -

As of December 31, 2020, other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Payroll Liabilities	2,145	2,365
Total Other Current Liabilities	**2,145**	**2,365**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furniture and Equipment	$ 3,266	$ 1,940
LED Screen	81,230	81,230
Projector	31,683	31,683
Truck	-	9,161
Property and Equipment, at Cost	**116,179**	**124,014**
Accumulated depreciation	(61,693)	(38,457)
Property and Equipment, Net	**$ 54,486**	**$ 85,557**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and December 31, 2019 was in the amount of $23,236 and $24,803 respectively.

COLORS WORLDWIDE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 100 shares of Common Stock have been issued and are outstanding.

During fiscal years 2020 and 2019, the Company has paid distributions to the owner in excess of retained earnings and contributed capital. The distributions amounted to $38,017 and $75,925, respectively.

6. DEBT

Loans Payable

On August 19, 2019, the company entered into a Business loan agreement with Celtic Bank in the amount of $200,000, which bears annual percentage rate of 51.17%. The repayment amount of $241,800 (includes interest expenses of $41,800) should be repaid in 39 weekly installments of 6,200. As of December 31, 2020, and December 31, 2019, the outstanding balance of this loan is in the amount of $37,278 and $106,978 and entire amount is classified as current liabilities.

On April 23, 2020, the company entered into PPP Loan agreement with City National Bank the amount of $31,820. The loan bears an interest of 1% per annum. The Loan shall be repaid in full no later than two (2) years from the Disbursement Date (the "Maturity Date"). Unless earlier forgiven in whole or in part, the Borrower shall begin making monthly payments of principal in equal installments in an amount that would fully amortize the Loan by the Maturity Date, plus interest. Under the PPP (as defined below), certain amounts may be forgiven by the Lender under the direction of the Administrator of the SBA so long as the requirements of the PPP for forgiveness are satisfied. Forgiveness does not occur automatically. Borrower must submit a request for forgiveness and all required documentation, and forgiveness will not occur unless and until the request for forgiveness is approved. As of December 31, 2020, the outstanding balance of this loan is in the amount of $31,820, out of which $15,910 is classified as the current portion while the rest is the non-current portion.

On June 13, 2020, the company entered into SBA Loan agreement with US Small Business Administration in the amount of $153,900. The loan bears an interest of 3.75% per annum, and will accrue only on funds actually advanced from the date(s) of each advance. Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) year from the date of the promissory Note. As of December 31, 2020, the outstanding balance of this loan is in the amount of $153,900, out of which $5,130 is classified as the current portion while the rest is the non-current portion.

On September 21, the company entered into Event Financing Agreement with Live Nation Worldwide, Inc, owner and/or operator of multiple live entertainment venues. Live Nation loaned the company a sum of $500,000 to cover cash flow for the sixty CWI Event to be presented in Live Nation venues during the term, including covering of overheads and company's expenses, all subject to Live Nation express written approval. During the term, the company shall present no fewer than 30 live entertainments per each calendar year at Live Nation Venues. If Colors Worldwide fails to present a minimum 60 CWI events, before expiration of the term, then Live Nation's option (1) CWI will be permitted to make up the New Nation CWI Even count shortfall in subsequent Event Financing Agreement entered into by the Parties on the same terms set forth in this Agreement or (2) CWI shall present and perform the Live Nation Venue CWI Even count shortfall in Live Nation Venues over the subsequent 12 months following the expiration of the term. The company shall pay to Live Nation 100% of un-repaid amount of the loan immediately upon conclusion of the Term, unless otherwise mutually agreed by the parties in writing. The term of this agreement shall begin on the effective date and continue until the date of the second anniversary of the Effective date, unless otherwise terminated. Live nation shall retain 100% of all ancillary revenue associate with CWI events, including without limitation, all revenue from the sale of food and beverage. As of December 31, 2020 and December 31,2019 the outstanding balance of this loan is in the amount of $500,000, is classified as the non-current portion.

From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson. No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of December 31, 2020 and December 31,2019 the outstanding balance of this loan is in the amount of $19,000, and has been classified non-current.

From inception through 2019, the company received several loans from a certain individual in the aggregate amount of $19,000. The loan does not bear interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of December 31, 2020 and December 31,2019 the outstanding balance of this loan is in the amount of $19,000, and has been classified non-current.

The following is the schedule of future maturities of the loans:

As of Year Ended December 31, 2020

2021	$	58,318
2022		21,040
2023		5,130
2024		5,130
2025		-
Thereafter		671,380
Total	**$**	**760,998**

Sale of future receipt

On February 18, 2020 the company entered into a Future Receipt Sale Agreement with Forward financing in the amount of $175,000. The merchant (Colors Worldwide, Inc.) authorizes the Purchaser (Forward Financing) to collect the maximum of 15% of Future Receipts generated during a calendar month. Merchant authorizes purchaser to ACH debit the Daily Amount of $1,312.5 each business day from a bank account into which all of the Merchant's future Receipts are deposited, until the earlier of (a) the full amount sold, and any other fees due pursuant to the agreement, have been received by purchaser; or (b) three years have elapsed since the date of this Agreement. As of December 31, 2020, the outstanding balance of this forward financing is in the amount of $226,408, is classified as the current portion.

On December 5,2019 the Company entered into the Stripe Advance finance agreement with Stripe Capital in the amount of $25,000. It bears Fixed fee of $2,475 and withhold rate of 1.8%. Stripe providing the company with the advance amount in exchange for sale of receivables to Stripe. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $2,708 and $22,137, and entire amount is classified as the current portion.

7.   RELATED PARTY

From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson. No agreement was put in place. The loan does not bear any interest and has no maturity date. The imputed interest rate is immaterial and was not recorded. As of today, January 28, 2021 the outstanding balance of this loan is in the amount of $25,200.

8.   COMMITMENTS AND CONTINGENCIES

Operating lease

On August 5, 2019 the company entered into multi-tenant office lease agreement with Airport Spectrum LAX LLC regarding renting of premises located on 5757 W. Century Boulevard, City of Los Angeles. The premises consisting of 499,847 rentable square feet, and the contract is valid until August 31, 2021. Base rent is $2,930 per month and security deposit is $3,047.

The following is a schedule of minimum lease payments as of December 31, 2020:

Year	Obligation
2020	$ 26,370
2021	-
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 26,370**

Rent expense was in the amount of $ 30,761 and $ 11,720 as of December 31, 2020 and December 31, 2019 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 28, 2021 the date the financial statements were available to be issued.

On January 15, 2021, the Company amendment its Articles of Incorporation from to authorize the issuance of 15,000,000 of shares of Common Stock, consisting of 10,000,000 shares of voting common stock and 5,000,000 shares of non-voting common stocks.

The total number of shares issued and outstanding has been increased from 100 to 10,000,000 shares of voting common stock to founder Mr. Jabari Johnson.

From January 1, 2021 through January 27, 2021, Play Hard Media, the sole proprietorship owned by founder Mr. Jabari Johnson, loaned the company additional funds in the aggregate amount of $6,200. The loan bears no interest and has no maturity date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $52,624, an operating cash flow loss of $238,904 and liquid assets in cash of only $4,525 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jabari Johnson, Principal Executive Officer of COLORS Worldwide Inc., hereby certify that the financial statements of COLORS Worldwide Inc. included in this Report are true and complete in all material respects.

Jabari Johnson

Principal Executive Officer